SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended May 7, 2003

Commission File Number 000-30084

LINUX GOLD CORP
(formerly LinuxWizardry Systems, Inc).
Registrant's Name

#1103 – 11871 Horseshoe Way, Richmond, British Columbia, Canada V7A 5H5
Address of principal executive office

(Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F)

Form 20-F X             Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __            No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : n/a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  n/a

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __            No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-n/a

2.   Exhibits

      99.1 Press release of the Company dated April 28, 2003.
      99.2 Press release of the Company dated May 2, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINUX GOLD CORP.
(Registrant)

		By	/s/ John G. Robertson____________
John G. Robertson,
President
Date	May 7, 2003

Exhibit 99.1

LINUX GOLD CORP.

NEWS RELEASE

Linux Gold Corp.
(the “Company”)

www.linuxgoldcorp.com
OTCBB: LNXGF

LINUX GOLD ACQUIRES AN OPTION TO PARTICIPATE IN TWO HEAVY
MINERAL/GOLD SANDS OREBODIES IN CHILE, S.A.

For Immediate Release: April 28, 2003, Vancouver, B.C. – Linux Gold Corp. (OTC BB: LNXGF) wishes to announce that the Company has acquired a non-exclusive option to participate in a 60% interest in two heavy mineral/gold sands deposits in Chile, S.A., subject to a 5% net profit interest. The terms are an option payment of US$600,000 and financing a pilot mill for estimated costs of US$2,000,000. Linux Gold Corp. also agrees to fund a complete 7,200 ton per day production plant within 12 months from the production date of the prototype mill.

The terms and conditions are subject to all regulatory approvals, financing and a favourable due diligence carried out by Linux Gold Corp.

Linux Gold Corp. has acquired 100% interest in 20 units in the Bralorne Gold mining area and owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, and subsequently completed a joint venture with Teryl Resources Corp. located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President
Contact:
               John Robertson
               800-665-4616

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996	Fax: 604-278-3409	Toll Free: 800-665-4616	www.linuxgoldcorp.com

Exhibit 99.2

LINUX GOLD CORP.

NEWS RELEASE

Linux Gold Corp.
(the “Company”)

www.linuxgoldcorp.com
OTCBB: LNXGF

LINUX GOLD CORP. ACQUIRES 21 UNITS IN THE BRALORNE/LILLOOET
MINING DIVISION IN BRITISH COLUMBIA

For Immediate Release: May 2, 2003, Vancouver, B.C. – Linux Gold Corp. (OTC BB: LNXGF) wishes to announce that the Company has acquired an option to a 100% interest in 21 units in the Bralorne/Lillooet mining division in British Columbia, called the TY Gold Property. Linux Gold Corp. will pay CAD$30,000 over three years and 150,000 shares of Linux Gold Corp. The TY Gold Property is subject to a 2% net smelter interest (NSR), Linux Gold Corp. has an option to purchase each 1% NSR for CAD$1,000,000 prior to production. The TY Gold Property is adjacent to Linux Gold Corp.’s newly acquired ORO Property and is located 12 miles from the Bralorne Pioneer Gold Mine, which since its discovery has produced 4.1 million ounces of gold. Linux Gold Corp. now has a total of 41 units in the Bralorne area.

Previous drilling completed on the TY Gold Property on the Beta zone encountered values up to 5 feet of 5.86 oz/ton silver and 1.129 oz ton gold. Additional drilling has been recommended by Sampson Engineering Inc. to further explore the Beta zone.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. has acquired an option in a 100% interest in two claim blocks for a total of 41 units in the Bralorne Gold mining area, BC, located near The Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the Bralorne Mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please see our web site at www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

John Robertson
President
Contact:
               John Robertson
               800-665-4616

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.